SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of July, 2025

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

CERTIFICATE

MINUTES OF THE ONE THOUSAND SIXTY-NINTH MEETING OF THE BOARD OF DIRECTORS OF CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

CNPJ/MF no. 00.001.180/0001-26

NIRE 33.300.346.767

Meeting of the Board of Directors of Centrais Elétricas Brasileiras S.A. ("Company") held on 07.08.2025, at 12:00 p.m., by videoconference, as convened by the Chairman of the Board of Directors, by electronic means, pursuant to the Company's Articles of Incorporation. The Chairman of the Board, Mr. VICENTE FALCONI CAMPOS (VFC), took over the chairmanship of the meeting. Directors ANA SILVIA CORSO MATTE (ASM), CARLOS MÁRCIO FERREIRA (CMF), FELIPE VILLELA DIAS (FVD), JOSÉ JOÃO ABDALLA FILHO (JAF), MARISETE FÁTIMA DADALD PEREIRA (MFP), MAURICIO TIOMNO TOLMASQUIM (MTT), NELSON JOSÉ HUBNER MOREIRA (NHM), PEDRO BATISTA DE LIMA FILHO (PBL) and SILAS RONDEAU CAVALCANTE SILVA (SRS) attended the meeting. There was no record of absence. The meeting was chaired by the Governance Secretary FERNANDO KHOURY FRANCISCO JUNIOR (FKJ). QUORUMS FOR INSTALLATION AND RESOLUTIONS: The resolutions of this meeting must take place in the presence of a majority of its members, and its resolutions are taken by a majority of those present (art. 31, caput, Articles of Incorporation), except in cases of qualified quorum (art. 32, Articles of Incorporation). Quorum for installation: ten members, in compliance with the minimum quorum requirement of six members. Minimum quorum for resolutions: six members, except in cases where there is an explicit record of alteration of the quorum of those present at the time of resolution. The previous declaration of conflict of interest by the Directors and/or their momentary absence result in their subtraction for the purposes of computing the minimum resolution quorum.

DEL-113/2025. Call Extraordinary General Meeting – AGE. Election of a full member of the Fiscal Council appointed by the Federal Government. RES 270, of 07.08.2025. The Board of Directors of Centrais Elétricas Brasileiras S.A. – Eletrobras, in the use of its attributions, embodied in a deliberative proposal and decision of the Executive Board, in the favorable opinion issued by the People and Governance Committee, after examination and analysis, resolved:

1.       Call an Extraordinary General Meeting (AGE) of Eletrobras, to be held on 08/08/2025, at 2:00 p.m., with the following agenda:

"Election, in a separate voting process exclusive to the Federal Government, of Mr. Denilvo Morais, as a full member of Eletrobras' Fiscal Council, as agreed in Conciliation Term No. 07/2025/CCAF/CGU/AGU-GVDM, approved by the shareholders at the Extraordinary General Meeting, held on April 29, 2025."

- Deliberative quorum: Unanimity, pursuant to the proposal of the Executive Board (RES 270, of 07.05.2025), registered the favorable manifestation of the People and Governance Committee.

Closing and drawing up of the certificate of the minutes: It is recorded that the material pertinent to the items decided in this Board of Directors Meeting is filed at the Company's headquarters. There being no further business to discuss, Chairman VFC closed the related work and ordered the Governance Secretary to draw up this Certificate, which, after being read and approved, is signed by himself. The other resolutions made at this meeting were omitted in this certificate, as they relate to merely internal interests of the Company, legitimate caution, supported by the duty of secrecy of the Management, according to the “caput" of article 155 of the Brazilian Corporation Law and is therefore not within the scope of the rule contained in § 1 of article 142 of the aforementioned Law. Present were VICENTE FALCONI CAMPOS (VFC) (Chairman); Directors ANA SILVIA CORSO MATTE (ASM), CARLOS MÁRCIO FERREIRA (CMF), FELIPE VILLELA DIAS (FVD), JOSÉ JOÃO ABDALLA FILHO (JAF), MARISETE FÁTIMA DADALD PEREIRA (MFP), MAURICIO TIOMNO TOLMASQUIM (MTT), NELSON JOSÉ HUBNER MOREIRA (NHM), PEDRO BATISTA DE LIMA FILHO (PBL) and SILAS RONDEAU CAVALCANTE SILVA (SRS). This certificate is drawn up by me, FERNANDO KHOURY FRANCISCO JUNIOR (FKJ).

Rio de Janeiro, July 9, 2025

FERNANDO KHOURY FRANCISCO JUNIOR

Governance Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 10, 2025

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This document may contain estimates and projections that are not statements of past events but reflect our management’s beliefs and expectations and may constitute forward-looking statements under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words “believes”, “may”, “can”, “estimates”, “continues”, “anticipates”, “intends”, “expects”, and similar expressions are intended to identify estimates that necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include, but are not limited to: general economic, regulatory, political, and business conditions in Brazil and abroad; fluctuations in interest rates, inflation, and the value of the Brazilian Real; changes in consumer electricity usage patterns and volumes; competitive conditions; our level of indebtedness; the possibility of receiving payments related to our receivables; changes in rainfall and water levels in reservoirs used to operate our hydroelectric plants; our financing and capital investment plans; existing and future government regulations; and other risks described in our annual report and other documents filed with the CVM and SEC. Estimates and projections refer only to the date they were expressed, and we do not assume any obligation to update any of these estimates or projections due to new information or future events. Future results of the Company’s operations and initiatives may differ from current expectations, and investors should not rely solely on the information contained herein. This material contains calculations that may not reflect precise results due to rounding.